      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 28, 1997

                                                   REGISTRATION NO. 333-30601
===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                 AMENDMENT NO. 2

                                      TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              --------------------
                              CIMETRIX INCORPORATED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         NEVADA                                          73                                       87-0439107
(STATE OF INCORPORATION)                     (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER IDENTIFICATION NO.)
                                               CLASSIFICATION CODE NO.)


                             100 NORTH TAMPA STREET
                              TAMPA, FLORIDA 33602
                                 (813) 277-9199
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                              --------------------
                                DAVID L. REDMOND
                              CIMETRIX INCORPORATED
                             100 NORTH TAMPA STREET
                              TAMPA, FLORIDA 33602
                                 (813) 277-9199
           (NAME, ADDRESS, AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                                    COPY TO:
                            ROBERT C. RASMUSSEN, ESQ.
                              DAVID S. FELMAN, ESQ.
                         GLENN RASMUSSEN & FOGARTY, P.A.
                       100 SOUTH ASHLEY DRIVE, SUITE 1300
                              TAMPA, FLORIDA 33602
                              --------------------
         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number and the effective registration statement for the same offering. [ ]
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
         If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                              --------------------

         THE REGISTRANT AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

         Item 14.  Other Expenses of Issuance and Distribution.

         The estimated expenses of the Offering (excluding broker-dealer discounts and commissions) are as follows:


         ITEM                                                                           AMOUNT
         ----                                                                           ------
         SEC Registration Fee...................................................     $   3,030
         Printing and Engraving Expenses........................................        25,000
         Legal Fees and Expenses................................................        75,000
         Accounting Fees and Expenses...........................................         1,000
         Blue Sky Qualification Fees and Expenses (including legal fees)........        25,000
         Miscellaneous..........................................................           970
                                                                                      ========
                  Total.........................................................     $ 130,000
                                                                                      ========

--------------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 6.1 of the Company's Bylaws provides for the indemnification of the Company's directors and executive officers to the fullest effect permitted by law. Pursuant to the Nevada General Corporation Law, the Company may, and in some cases, shall, indemnify its directors and executive officers against certain liabilities. In addition, the Company has entered into an indemnity agreement with each of its current directors and executive officers pursuant to which it is obligated to indemnify those persons to the fullest extent authorized by law and to advance payments to cover defense costs against an unsecured obligation to repay such advances if it is ultimately determined that the recipient of the advance is not entitled to indemnification. Reference is made to the form of Indemnification Agreement filed as Exhibit 10.7 to the Registration Statement.



ITEM 16.  EXHIBIT 5.

         The following exhibits are filed as part of this Registration
Statement:



   EXHIBIT
   NUMBER                                          EXHIBIT DESCRIPTION
   -------                                         -------------------
     2.1       Articles of Merger of Cimetrix (USA) Incorporated with and into Cimetrix Incorporated and related Agreement and Plan of Merger dated June 28, 1995, between Cimetrix Incorporated and Cimetrix (USA) Incorporated (6)
     3.1       Articles of Incorporation (1)
     3.2       Bylaws, as amended*
     4.1       Indenture among the Company and the initial holders of the Senior Notes*
     4.2       Specimen Senior Note*
     4.3       Common Stock Purchase Warrant (Series 1997)*
     5.1       Form of Opinion of Glenn  Rasmussen  & Fogarty,  P.A.,  regarding  the  validity  of issuance of the securities being registered*
    10.1       Proxy Agreements dated March 21, 1994, between Paul A. Bilzerian and Waldron Keith Seolas, Lincoln M.
               Dastrup, and Shirlee Dastrup and related Three Year Irrevocable Proxies executed as of March 21, 1994, by W. Keith Seolas, Robert K. Seolas, Suzette Seolas, Helene S. Seolas, and Shirlee Dastrup, transferring voting rights to Bilzerian (4)
    10.2       Lease dated November 22, 1996 between Capitol Properties Four,
               L.C. and Cimetrix Incorporated*
    10.3       Agreement dated April 15, 1997, between Cimetrix Incorporated and Bicoastal Holding Company for the services of
               Paul A. Bilzerian and Terri L. Steffen, his wife*
    10.4       Sale and Purchase  Agreement dated June 8, 1995,  between  Cimetrix (USA),  Inc. and Brigham
               Young University (6)
    10.5       Stock Option Plan of Cimetrix Incorporated (2)
    10.6       Amendment No. 1 to the Cimetrix Incorporated Stock Option Plan*
    10.7       Form of Indemnity Agreement between the Company and each of its executive officers*
    10.8       Sublease Agreement dated June 30, 1997, between Cimetrix Incorporated and Just in time solutions, Incorporated*
    10.9       Stock Purchase Warrant dated April 15, 1997 issued by Cimetrix Incorporated to David L. Redmond (3)
    10.10      Amendment to Proxy Agreement dated August 9, 1995 between Paul A. Bilzerian and W. Keith Seolas, Lincoln M. Dastrup,
               Shirlee Dastrup, Helene S. Berry, Robert K. Seolas and Suzette Seolas (6)
    10.11      Consulting Agreement dated May 15, 1997 between Cimetrix Incorporated and PAJ Software Development for the services of Paul A. Johnson (5)
    10.12      Letter dated June 26, 1997 from Paul A. Bilzerian to Shirlee Dastrup, Linda Dastrup and Lincoln Dastrup, releasing irrevocable proxies previously granted to Mr. Bilzerian (5)
    10.13      Settlement Agreement and Mutual Release dated February 24, 1997 between Cimetrix Incorporated and Claude O.
               Goldsmith, settling litigation over the validity of certain stock issuances and a stock option exercised by Mr.
               Goldsmith (5)
    10.14      Lease Agreement dated January 29, 1997 between Cimetrix Incorporated and Plaza IV Associates, Ltd. (5)
    10.15      OEM Agreement dated September 25, 1996 between Cimetrix Incorporated and Fuji Machine Mfg. Co., Ltd.(a)
    10.16      Agreement dated May 1994 between Cimetrix Incorporated, Waldron Keith Seolas, Robert K. Seolas, Suzette Seolas,
               Helene S. Berry, W. Edward Red, Shirlee Dastrup, Lincoln M. Dastrup and Linda Dastrup providing for surrender to the corporation of previously issued shares, restrictions against competition and disclosure of confidential information, settlement of certain liabilities owed by and to the corporation, and corporate indemnification from liability by reason of action as a former officer, director, promoter, control person, or shareholder of the corporation (4)
    23.1       Independent Auditors' Consent*
    23.2       Consent of Counsel (included in Exhibit 5.1)
    24.1       Powers of Attorney relating to subsequent amendments*
    28.1       Forms of Subscription Agreement*

------------
*    Previously filed with the Registration Statement on Form S-2.
(a) Portions of this exhibit have been omitted pursuant to a request for confidential treatment.
(1) Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended December 31, 1993.
(2) Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended December 31, 1994.
(3) Incorporated by reference from Proxy Statement dated May 2, 1997 pertaining to the 1997 Annual Meeting of Shareholders.
(4) Incorporated by reference to Quarterly Report on Form 10-QSB for the quarter ended March 31, 1994.
(5) Incorporated by reference from the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997.
(6) Incorporated by reference to Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 1995.



ITEM 17.  UNDERTAKINGS.

         (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling
                                      II-2
person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


          (c) The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent fundamental change in the information set forth in the registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, State of Florida, on August 28, 1997.


                                                  CIMETRIX INCORPORATED



                                                  By:/s/ David L. Redmond
                                                  ----------------------------
                                                  David L. Redmond
                                                  Executive Vice President and
                                                  Chief Financial Officer







             SIGNATURE                                   TITLE                             DATE
             ---------                                   -----                             ----
         *                           President and Chief Executive Officer and        August 28, 1997
-------------------------            Director (as Director and Principal
PAUL A. BILZERIAN                    Executive Officer)



         *                           Executive Vice President, Chief Financial        August 28, 1997
-------------------------            Officer and Director (as Director and
DAVID L. REDMOND                     Principal Financial and Accounting Officer)



         *                           Director                                         August 28, 1997
-------------------------
DOUGLAS A. DAVIDSON






          *                           Director                                            August 28, 1997
-------------------------
PAUL A. JOHNSON


          *                           Director                                            August 28, 1997
-------------------------
DR. RON LUMIA


* By:  /s/ DAVID L. REDMOND
     ---------------------------
     David L. Redmond
     Attorney in fact

